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                               [ZIXIT LETTERHEAD]

                                 January 2, 2001



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:    Hugh Fuller

     Re:  ZixIt Corporation
          Withdrawal of Registration Statement
          Form S-3: Registration No. 333-45424, Filed September 8, 2000

Dear Mr. Fuller:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, ZixIt Corporation hereby applies for withdrawal of the above-referenced Registration Statement on Form S-3. Under the terms of the applicable Purchase and Sale Agreement governing the issuance of the shares of common stock registered, the registration was only to remain effective for 90 days following October 2, 2000, thus terminating December 31, 2000.

     We request that, upon the approval of the Commission, an order granting the withdrawal be issued and included in the file for the registration statement to the effect that the registration statement has been withdrawn upon the request of the registrant, the Commission consenting thereto.

     We appreciate your assistance with this filing and thank you in advance for your attention to this application and request. Please call me at (214) 515-7332 if you have any questions concerning this matter.

                                            Best regards,

                                            /s/ TANYA G. FOREMAN

                                            Tanya G. Foreman
                                            Associate General Counsel